FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 11 DATED APRIL 1, 2011

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock, as supplemented by Supplement No. 6 dated April 14, 2010, Supplement No. 7 dated May 26, 2010, Supplement No. 8 dated August 19, 2010, Supplement No. 9 dated October 21, 2010 and Supplement No. 10 dated November 18, 2010. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	extension of our follow-on offering;

•	an amendment to our advisory agreement; and

•	an update regarding our dealer-manager.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of March 29, 2011 we had raised gross offering proceeds of approximately $75.5 million from the sale of approximately 7.6 million shares of common stock under our follow-on offering. As of March 29, 2011, approximately 192.4 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

As of March 29, 2011, we had received aggregate gross offering proceeds of approximately $250.3 million from the sale of approximately 25.2 million shares in our public offerings. After incurring approximately $21.0 million in selling commissions and dealer-manager fees, approximately $3.0 million in other organization and offering expenses, and funding common stock redemptions of approximately $1.5 million pursuant to the share redemption program, as of March 29, 2011, we had raised aggregate net offering proceeds available for investment in properties of approximately $224.8 million, substantially all of which had been invested in timberland properties.

Information Regarding Our Indebtedness

As of March 30, 2011, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 39%. As of March 30, 2011, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities, was approximately 70%.

As of March 30, 2011, we had total outstanding indebtedness of approximately $156.8 million, which consisted of a five-year senior loan, which we refer to as the Mahrt loan, in the original principal amount of $211.0 million with CoBank, ACB and Wells Fargo Securities, LLC. The proceeds of the Mahrt loan, which was entered into in March 2010, were used to refinance the outstanding balances due on a senior loan and a mezzanine loan entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

Extension of Our Follow-On Public Offering

On April 1, 2011, our board of directors approved an extension of the termination date of our follow-on public offering from August 6, 2011 to December 31, 2011. Accordingly, all references to the termination of this offering are revised to state that this offering will terminate by December 31, 2011, unless extended.

Amendment to Advisory Agreement

On April 1, 2011, our board of directors approved an amendment to our advisory agreement with Wells Timberland Management Organization, LLC, our advisor. Prior to the amendment, our advisory agreement provided that our advisor would be entitled to receive: (1) a 1% annual asset management fee, (2) up to a 2% disposition fee for properties sold during the quarter worth $20 million or less and up to a 1% disposition fee for properties exceeding $20 million, (3) reimbursement of organization and offering expenses of up to 1.2% of gross offering proceeds and (4) reimbursement of operating expenses, provided that our total operating expenses do not exceed the greater of 2% of our average invested assets or 25% of our net income for a fiscal year, subject to certain exceptions as described in the prospectus.

The amendment to our advisory agreement provides that, as of and for each quarter, the amount of asset management fees and operating expense reimbursements payable to our advisor will be limited to the lesser of (1) the amounts currently payable under the advisory agreement, (2) one-fourth of 1.5% of assets under management or (3) all free cash flow in excess of an amount equal to 1.05 multiplied by our interest expense. Free cash flow is defined as EBITDA (as defined in the credit agreement for the Mahrt Loan), less all capital expenditures paid by us on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of our outstanding preferred stock), less any cash proceeds from the sales of our properties equal to the cost basis of the properties sold. The payment of such amounts is still subject to the 2%/25% limitation discussed above. The amount of the disposition fees and the reimbursement of organization and offering expenses payable pursuant to the advisory agreement remain unchanged.

No payments will be permitted under the advisory agreement if they would cause a default under the Mahrt Loan. In addition, no payments will be permitted under the advisory agreement if they would cause our free cash flow coverage ratio, measured as our free cash flow divided by our interest expense, to be less than 1.05. The advisory agreement amendment also provides that our advisor will calculate the effect of payments made to our advisor on a pro forma basis for the following 12 months to ensure continued compliance with this free cash flow coverage ratio requirement, and any payments to our advisor will be reduced in order to ensure such coverage.

Update Regarding Our Dealer-Manager

On August 25, 2010, the Enforcement Department of the Financial Industry Regulatory Authority, Inc., or FINRA, notified Wells Investment Securities, Inc., the dealer-manager for our initial public offering of common stock and for our current follow-on offering, that FINRA had made a preliminary determination that disciplinary action be brought against Wells Investment Securities for (1) using various sales materials related to our public offerings that allegedly failed to comply with the content standards of FINRA’s advertising rules, (2) allegedly failing to implement its supervisory system in an effective manner in order to achieve compliance with FINRA’s advertising rules, and (3) allegedly failing to maintain written supervisory systems and procedures that were reasonably designed to safeguard customer information. FINRA stayed its August notification and requested additional information from Wells Investment Securities regarding its investigation. On March 1, 2011, the FINRA Enforcement Department notified Wells Investment Securities that FINRA had made a preliminary determination to recommend that disciplinary action be brought against Wells Investment Securities for allegedly failing to inform FINRA that our board of directors approved the deferral of our election of REIT status, which was done in connection with our acquisition of the Mahrt Timberland in 2007. FINRA also proposed a censure of Wells Investment Securities and a fine. Before FINRA seeks authorization to issue a formal complaint, Wells Investment Securities has the opportunity to provide a statement to FINRA indicating why no disciplinary action should be brought. Wells Investment Securities intends to make such a submission responsive to the issues raised in both the August 2010 and March 2011 notifications on or before April 11, 2011. Wells Investment Securities intends to vigorously defend these charges.

While the allegations do not implicate us directly, we are unable to predict at this time the potential outcome of any such enforcement action against Wells Investment Securities or the potential effect such enforcement action may have on our operations, if any. Because we are dependent on Wells Investment Securities in connection with our current public offering, any FINRA or other regulatory actions which could have a material adverse effect on Wells Investment Securities could also potentially have a material adverse effect on our ability to raise capital in our public offering and our financial condition.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009, Supplement No. 6 dated April 14, 2010, Supplement No. 7 dated May 26, 2010, Supplement 8 dated August 19, 2010, Supplement No. 9 dated October 21, 2010, Supplement No. 10 dated November 18, 2010 and Supplement No. 11 dated April 1, 2011.

Supplement No. 6 includes:

•	the status of our public offerings;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	our performance – Adjusted EBITDA;

•	the refinancing of our indebtedness;

•	information regarding our distributions;

•	compensation paid to our advisor;

•	our offering of up to 11,398,963 shares of our common stock in a private placement pursuant to Regulation S under the Securities Act;

•	updates and supplements to certain risk factors;

•	appointment of an independent director to our board of directors;

•	a change in the independence qualification of one of our directors;

•	the adoption by our board of directors of an amendment to our bylaws;

•	issuance and sales of Series B preferred stock;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;”

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	incorporation of certain documents by reference;

•	a change to our “Experts” section of our prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 7 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	our election to be taxed as a REIT;

•	a revision of the tax considerations section of our prospectus; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on May 13, 2010.

Supplement No. 8 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declarations of stock dividends;

•	a revision to the “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus;

•	information regarding the renewal of our advisory agreement;

•	information regarding the election of our directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws;

•	information regarding leadership changes at our dealer-manager; and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Securities and Exchange Commission on August 12, 2010.

Supplement No. 9 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an update to the suitability standards applicable to Arizona and Pennsylvania investors;

•	the adoption by our board of directors of an amendment to our bylaws to limit the leverage we may incur;

•	a clarification with respect to the vesting schedule of restricted stock granted to our independent directors; and

•	an amended subscription agreement.

Supplement No. 10 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	an amendment to the share redemption plan;

•	a clarification regarding our subscription procedures

•	a revision to the “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

Supplement No. 11 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	extension of our follow-on offering;

•	an amendment to our advisory agreement; and

•	an update regarding our dealer-manager.